SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to
Commission file number 000-31207
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank Mutual Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank Mutual Corporation

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

     The Financial Statements and consent required by Form 11-K follow this signature page and are incorporated herein by reference. The list of financial statements filed is included therein.
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION
401(K) PLAN
Date: June 18, 2009

/s/ Michael T. Crowley, Jr. Michael T. Crowley, Jr., Trustee

/s/ Michael W. Dosland Michael W. Dosland, Trustee

Bank Mutual Corporation 401(k) Plan
Milwaukee, Wisconsin

Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Bank Mutual Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Board of Trustees
Bank Mutual Corporation 401(k) Plan
Milwaukee, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Bank Mutual Corporation 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bank Mutual Corporation 401(k) Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP
Wipfli LLP
June 11, 2009
Appleton, Wisconsin

Bank Mutual Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets

Investments, at fair value	$22,413,844	$28,085,084

Total assets	22,413,844	28,085,084

Liabilities

Benefits payable	8,102	0

Total liabilities	8,102	0

Net assets available for benefits, at fair value	22,405,742	28,085,084

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	110,166	5,927

Net assets available for benefits	$22,515,908	$28,091,011

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(5,363,155)	$391,660
Interest and dividends	470,202	493,376

Total investment income (loss)	(4,892,953)	885,036

Contributions:
Participant	1,232,439	1,162,604
Employer	148,705	138,504
Rollover	17,544	63,481

Total contributions	1,398,688	1,364,589

Benefits paid to participants	(2,061,469)	(3,344,568)
Corrective distributions	(8,946)	(18,872)
Investment advisory fees	(10,423)	(20,893)

Net decrease in net assets available for benefits	(5,575,103)	(1,134,708)
Net assets available for benefits at beginning	28,091,011	29,225,719

Net assets available for benefits at end	$22,515,908	$28,091,011

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 1	Plan Description

The following description of Bank Mutual Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering substantially all employees of Bank Mutual Corporation (the “Corporation”) who have been employed for one year, completed 1,000 hours of service, and attained 21 years of age. Participants are automatically enrolled approximately 30 days after meeting eligibility requirements at a contribution rate of 2% of gross wages. This contribution is invested 100% in a Wells Fargo Advantage Dow Jones Target Date Fund based on the participant’s current age and a retirement age of 65. The participant has 30 days before being enrolled to change his or her contribution rate, investment options, or decline to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Corporation.

Participant Contributions

Participants may elect to contribute up to the maximum contribution allowable under the Internal Revenue Code (IRC). Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant. Contributions in excess of IRS limits have been refunded to participants and are shown as corrective distributions on the statements of changes in net assets available for benefits. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. These rollover contributions are not matched.

Employer Contributions

The Corporation makes matching contributions equal to 20% of the employee’s contributions. Employee contributions over 5% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. In addition, the Corporation, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Corporation. No discretionary contributions were made in 2008 or 2007.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 1	Plan Description (Continued)

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options with a mix of common/collective trust and mutual funds. The Plan also allows participants to invest in common stock of the Corporation and bank certificates of deposit.

Each participant’s account is credited with the participant’s contributions, the Corporation’s matching and discretionary contributions, and plan earnings (based on participant’s investment election and account balance).

Vesting

All employee and employer contributions are 100% vested immediately.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to 14 for the purpose of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined annually by the plan administrator. Interest rates on existing loans range from 5.25% to 9.25%. Principal and interest are paid through level amortization with payments to be made not less frequently than quarterly through payroll deduction.

Expenses of the Plan

Substantially all administrative and other expenses incurred in conjunction with the Plan are paid by the Corporation. Investment advisory fees and minimal professional fees are paid by the Plan.

Payment of Benefits

Plan benefits are available at normal retirement (age 65), deferred retirement, early withdrawal, disability retirement, financial hardship withdrawal, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 2	Summary of Significant Accounting Policies

Plan Termination

The Corporation has reserved the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Method of Accounting

The accounting records of Bank Mutual Corporation 401(k) Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

Investment Valuation

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation include the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 2	Summary of Significant Accounting Policies (Continued)

Adoption of New Accounting Standard

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Effective January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. The related disclosures are included in Note 4.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 3	Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	2008		2007
	Asset Fair	Percent of	Asset Fair	Percent of
	Value	Net Assets	Value	Net Assets

Bank Mutual Corporation Certificates of Deposit*	$3,161,541	14.0	$1,746,399	6.2
Wells Fargo Stable Return Fund* **	2,077,409	9.2	1,974,734	7.0
Wells Fargo Advantage Small Cap Value Fund*	1,580,863	7.0	2,923,479	10.4
American Funds EuroPacific Growth Fund	1,327,318	5.9	2,262,090	8.1
Baron Asset Fund	***	***	1,796,804	6.4
Davis New York Venture Fund	1,159,651	5.2	2,243,970	8.0
MFS Value Fund	1,173,138	5.2	1,666,122	5.9
T. Rowe Price Growth Stock Fund	1,315,216	5.8	2,510,801	8.9
Bank Mutual Corporation Common Stock*	6,462,257	28.7	6,936,351	24.7

*	Represents party-in-interest

**	Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

***	Represents less than 5% of the Plan’s net assets for this year

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 3	Investments (Continued)

During 2008 and 2007, the Plan’s investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) as follows:

	2008	2007

Common/collective trust	$75,974	$47,196
Mutual funds	(6,167,093)	1,404,529
Bank Mutual Corporation common stock*	727,964	(1,060,065)

Net appreciation (depreciation)	$(5,363,155)	$391,660

*	Represents party-in-interest
Note 4	Fair Value Measurements

As discussed in Note 2, “Adoption of New Accounting Standard”, the Plan adopted SFAS No. 157, effective January 1, 2008. That framework provides a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 4	Fair Value Measurements (Continued)
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Certificates of deposit fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.
Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.
Mutual funds: Valued at the net asset value of shares held by the plan at year-end.
Bank Mutual Corporation common stock: Valued at the closing price reported on the active market in which the individual security is traded.
Participant loans: Valued at amortized cost, which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 4	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Certificates of deposit fund	$3,415,723	$0	$0	$3,415,723
Guaranteed investment contract	0	0	2,077,409	2,077,409
Mutual funds	10,472,687	0	0	10,472,687
Bank Mutual Corporation common stock	6,462,257	0	0	6,462,257
Participant loans	0	0	95,934	95,934

Total assets at fair value	$20,350,667	$0	$2,173,343	$22,524,010

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

	Guaranteed
	Investment	Participant
	Contract	Loans

Balance, beginning of year	$1,974,734	$196,134
Realized gain	31,511	0
Unrealized gain relating to instruments still held at the reporting date	43,893	0
Purchases, sales, issuances, and settlements (net)	27,271	(100,200)

Balance, end of year	$2,077,409	$95,934

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 5	Transactions With Parties-in-Interest

The Plan had the following transactions with Bank Mutual Corporation:

	2008	2007

Purchases of stock:
Number of shares	112,715	85,455
Value of shares on transaction dates	$1,189,809	$948,990

Sales of stock:
Number of shares	193,000	158,115
Value of shares on transaction dates	$1,285,683	$1,794,440

Benefit payments in-kind:
Number of shares	16,031	45,476
Value of shares on transaction dates	$180,195	$535,707
At December 31, 2008 and 2007, the Plan held 559,914 shares and 656,230 shares, respectively, of Bank Mutual Corporation common stock.

Certain plan investments are shares of mutual funds, a common/collective trust fund, Bank Mutual Stock fund, and a certificate of deposit managed by Wells Fargo Investments. Wells Fargo Retirement Plan Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $10,423 and $20,893 for the years ended December 31, 2008 and 2007, respectively.

Note 6	Corrective Distributions

Benefits paid to participants for the plan year ended December 31, 2008, include payments of $8,946 made to a certain active participant to return excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. $8,102 of this amount is also included in the Plan’s statement of net assets available for benefits as benefits payable at December 31, 2008. There were $18,872 of corrective distributions in 2007.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements
Note 7	Tax-Exempt Status of the Plan

On August 30, 2001, the Internal Revenue Service declared the prototype used by the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Note 8	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9	Reclassifications

Certain reclassifications have been made to the 2007 financial statements to conform to the 2008 classifications.

Supplemental Schedule

Bank Mutual Corporation 401(k) Plan
Plan’s EIN #39-0491685 Plan #002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issue,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,		Current
or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	Certificates of deposit:
Bank Mutual Corporation*	4.15%, due July 7, 2009	$N/R	$3,161,541
Wells Fargo*	254,182.0000 shares — Cash Investment Fund	N/R	254,182

	Total certificates of deposit		3,415,723

	Common/collective trust:
Wells Fargo*	47,891.1595 shares — Stable Return Fund	N/R	2,077,409

	Mutual funds:
Wells Fargo*	87,099.8648 shares — Advantage Small Cap Value	N/R	1,580,863
	1,861.4771 shares — Dow Jones Target Today Fund	N/R	17,721
	10,576.4781 shares — Dow Jones Target 2010 Fund	N/R	116,447
	20,187.0843 shares — Dow Jones Target 2020 Fund	N/R	219,232
	49,189.4321 shares — Dow Jones Target 2030 Fund	N/R	502,224
	8,191.4787 shares — Dow Jones Target 2040 Fund	N/R	86,993
	1,358.2218 shares — Dow Jones Target 2050 Fund	N/R	8,462
Pimco	87,136.8835 shares — Total Return Fund	N/R	883,568
American Funds	48,161.0435 shares — EuroPacific Growth Fund	N/R	1,327,317
Baron	26,508.0634 shares — Asset Fund	N/R	944,482
Davis New York	49,096.1408 shares — Venture Fund	N/R	1,159,651
Goldman Sachs	26,339.8405 shares — Mid Cap Value Fund	N/R	581,057
JPMorgan	88,868.4496 shares — Small Cap Growth	N/R	556,316
MFS	66,883.6011 shares — Value Fund	N/R	1,173,138
T. Rowe Price	68,787.4436 shares — Growth Stock Fund	N/R	1,315,216

	Total mutual funds		10,472,687

Bank Mutual Corporation*	559,914.0000 shares — Common stock	N/R	6,462,257

Participant Loans	5.25% to 9.25% notes, maturing over the next fourteen years		95,934

	Total assets (held at end of year)		$22,524,010

*	Party-in-interest
N/R — Cost information is not required for participant-directed investments.
See Independent Auditor’s Report.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 no. 333-49592) pertaining to the Bank Mutual Corporation 401(k) Plan of our report dated June 11, 2009, with respect to the financial statements and schedules of the Bank Mutual Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.
/s/ Wipfli LLP
Wipfli LLP
June 11, 2009
Appleton, Wisconsin